

Community-driven team launching a locally-owned recreational cannabis company with a retail store in the heart of Boston.

INJAGA

A BOSTON-BASED
CANNABIS COMPANY

INJAGA'S LEADERSHIP TEAM



Cleon Byron
CEO / President

Seasoned entrepreneur; owner/operator of BIG Real Estate and CMB Transportation Co; A&R for top Hollywood talent agency; Boston native who lives for community & owner of retail site.



Sandy Heierbacher
Chief Operating Officer

16 years nonprofit exec and project management experience, including fundraising, event planning, virtual team management, communications and marketing. M.A. in International Management.



Devonta Davis
Supply Chain Manager

Marine veteran with 5+ years working with advanced military technology. Finance major with sales, marketing, cultivation and brand building experience in the cannabis industry.



Dr. Shalair Armstrong
Marketing Director

Practicing Doctor of Chiropractic who researches the endocannabinoid system. Cryptocurrency educator and experienced financial strategist. Marketing degree from UMass Boston.

MEET OUR CEO

Cleon Byron is a Boston native and first generation American of Caribbean descent. He is an entrepreneur, networker extraordinaire, and small business supporter. Being an active member in the community is a way of life for Cleon. He and his family have dedicated themselves to supporting other community members of color in ways that have long-lasting positive impacts.

Growing up, Cleon observed and assisted his parents in running small businesses and employing and supporting people of color. Pillars in the community, his father and Aunt launched the annual Caribbean Carnival in 1971 and they and many other members of Cleon's family continue to run businesses and play leadership roles locally. Cleon's unique strength is his immense heart and empathy. He regularly uses his wide social network to boost local businesses, support local causes, and facilitate prosperous connections among people.



OUR TOP ADVISORS



Daniel Weadock

Advanced Nutrients Ltd.



Frank Tuitt

VP and Chief Diversity
Officer, Univ of CT



Matt Skelly

Civil Engineer,
Fuss & O'Neill



Andrew Jones

Cannabis Geneticist

Dan Linskey

Former Boston Superintendent-in-
Chief of Police, Managing Director
of Kroll Security Services



Dan Glissman

Counsel, Prince Lobel
Law Firm



Jessie Moberg

Caveney Architectural
Collaborative



Darryl Heslop

Real Estate Attorney



Michael Ross

Partner, Prince
Lobel Law Firm



OUR TIMELINE

Retail license approved by the Boston Cannabis Board ✓
November 2020

Host Community Agreement executed with the city of Boston ✓
January 2021

Zoning Board of Appeal (ZBA) grants conditional use permit ✓
April 2021

Cannabis Control Commission approves state application
May 2022

Construction begins
June 2022

Store Opening
September 2022

THE OPPORTUNITY

READY TO BUILD OUT

Conditionally licensed with a leased location, the dispensary is only a few steps away from being a fully operational retail business.

EXCLUSIVE LICENSE

The process to obtain a recreational cannabis dispensary license in Boston is arduous and exhaustive.

LOW MARKET PENETRATION

With only 1 competitor in the local area, the dispensary is uniquely positioned to immediately capture market share.

PROTECTED AREAS

Licensees benefit from a .5-mile buffer zone between one another.

RETAIL SITE: 1102 BLUE HILL AVENUE

- Lease agreement with CEO Cleon Byron's family members.
- Well-traveled city corridor that provides access to and from the City's major employment centers for Roxbury, Dorchester, and Mattapan residents. It also supports the highest bus ridership in the entire MBTA system.

Size
1,700 sq ft dispensary sales floor
3,800 sq ft back of house / 2250 future use

Hours of Operation
10am - 8pm 7 days a week / Online orders processed 24/7

Store Layout
The atmosphere will be positive, relaxed and friendly, with staff trained to provide personalized assistance. Products will be behind locked display cases or in storage vaults. No sales to minors and strong safety features means added safety for the community.



A PARKING LOT!



ONLY ACCESS TO UTILITY BASEMENT
OPEN RECEPTION DESK, HALF-WALLS OR FURNITURE
CUSTOMER ENTRY & EXIT
MOVEABLE STANCHION
DN
RECEPTION
02
ENTRY & EXIT VESTIBULE
01
DISPENSARY
03
POS
04
INVENTORY
05
STORAGE
06
OFFICE
07
OFFICE
08
TOILET
09
TOILET
10
STAFF AREA
11
CONFERENCE
14
N.I.C.
18
(NOT IN CONTRACT)
PART OF EVOKE TENANT SPACE
NO WORK THIS AREA
ROOMS TO HAVE REINFORCED, FIRE RATED VAULT CONSTRUCTION WALLS W/ STEEL DOORS AND ACCESS CONTROL
SECURE STORAGE
15
SECURITY EQUIPMENT
16
STAFF ENTRY / LOCKERS / OPEN WORK
13
GARAGE
17
STAFF ENTRY
TYPICAL NON-ARMORED DELIVERY VAN, FORD TRANSIT, MERCEDES SPRINTER, NISSAN NV, DODGE RAM PRO-MASTER, OR SIMILAR.
PRODUCT ENTRY & DELIVERY ENTRY/EXIT THROUGH EXISTING OVERHEAD DOOR
HATCHED AREA INDICATED ADJACENT TENANT SPACES - NOT IN PROJECT SCOPE
PARKING LAYOUT IS SHOWN FOR SCHEMATIC PURPOSES ONLY. SEE CIVIL DRAWINGS FOR DIMENSIONS AND DETAILS.

COMMUNITY SUPPORT



HOUSE
DORCHESTER
FRANKLIN FIELD NORTH
Fields Corner
FIELDS CORNER WEST
Harvard St
Talbot Ave
Park St
Melville Ave
Shawmut
ST. MA
DORCHESTER CENTER
CODMAN SQUARE
Morton St
FRANKLIN FIELD SOUTH
Woodrow Ave
Norfolk St
Washington St
Ashmont St
Ashmont
ASHMO
WEST CODMAN HILL
WEST LOWER MILLS
Morton Street
Gallivan Blvd
Cedar



DRIVE BOSTON
ANDREA J. CAMPBELL
BOSTON CITY COUNCILOR
DISTRICT 4
October 2, 2020
Lesley Hawkins
Boston Cannabis Board
1 City Hall Square
Boston Ma, 02201
Re: Proposed Marijuana Establishment at 1102A Blue Hill Ave.
Madame Chair and Cannabis Board Commissioners,
As the District 4 City Councilor, I am writing this letter to express non-opposition to the development of the marijuana retailer EVOKE at the location of 1102A Blue Hill Avenu District 4, in the neighborhood of Mattapan.
The owners of EVOKE meet the guidelines to operate a marijuana retail establishment set by the Cannabis Control Commission and have conducted a thorough community process throughout the Greater Mattapan neighborhood.
I have received letters of support and heard community members voice opposition, the of which are the former. As a result, I believe the business should be able to move forw process.
If you have any questions or concerns please do not hesitate to contact my office at 617-635-3131.
Sincerely,
Andrea J. Campbell
Andrea J. Campbell
Boston City Council, District 4

- **90+ letters** of support from local residents
- 21 letters of support from area businesses
- Letter of non-opposition from District City Councilor Andrea Campbell (Oct 2020)
- Vote of support at Blue Hill Ave Assoc (Mar 2020)

BENEFITS OF BOSTON SOCIAL EQUITY STATUS

- 50% of City's Host Community Agreements (HCA's) are reserved for social equity companies

- Merit-based application considers and favorably weighs Social Equity status

- Three year exclusivity on delivery licensing for social equity applicants

- SE fund and technical assistance from the City of Boston



THE MARKET

- The legal cannabis market in Mass. exceeded $1B in 2020





Massachusetts' Legal Cannabis Market

CannaBit

Compound Annual Growth Rate: 113%

Market Size (Millions)

$1.2 B	
$1B	
$800	
$600	
$400	
$200	
$0	

2014 | 2015 $11M | 2016 $52M | 2017 $100M | 2018 $482M | 2019 $817M | 2020 $1.1B

Adult Use Market

Medical Market

Source: https://newfrontierdata.com/cannabis-insights/massachusetts-legal-cannabis-market/

REVENUE FORECAST


10,000,000
5,000,000
0
Year 1
Year 2
Year 3
Year 5
Net Income
Gross Profit

BENEFITS TO THE COMMUNITY

Injaga, majority-owned by founders from disproportionately impacted communities, has the technical qualifications and local connections to thrive in Boston. Injaga will work cooperatively with the community to ensure a responsible, safe and positive operation.

Legal Industry Careers: Our goal is to facilitate the entry of disproportionately impacted residents into the cannabis space and launch strong, sustainable careers with 15-25 well-paying jobs, in addition to hiring local minority contractors and vendors.

Host Community Agreement: Provides the City of Boston with 3% of our gross profits.

Safety: In addition to the CCC, the City of Boston Police Department and other municipal departments will be able to oversee our security systems and processes, including access to camera feeds.

Local Economic Empowerment: Injaga's renovation of the former Nail Salon will help revitalize this portion of Dorchester and contribute to the overall economic empowerment of the neighborhood.



INTERESTED IN INVESTING?

PLEASE BE IN TOUCH....

CLEON BYRON

President / CEO

818-355-7430

cleonmbyron@gmail.com

www.injagaglobal.com

SANDY HEIERBACHER

Chief Operating Officer

717-448-8313

sandyheierbacher@gmail.com

www.injagaglobal.com



DISCLOSURE

Any potential capital contribution, loan, debt issuance or any other form of investment (collectively, "Investment") in Evoke, Inc. (the "Company") is highly speculative to to various factors, including the nature and early stage of the Company's business. An Investment in the Company should only be.made by persons or entities that can afford a total loss of said Investment. The Company's performance is uncertain and subject to future events and financial trends that may affect the Company's financial condition, results of operations, cash flows, projected capital expenditures, taxes, plans, objectives, industry trends, business strategy and financial needs.

Cannabis Industry

This Presentation relates to an entity that is directly involved (and/or through its wholly-owned subsidiaries) in the United States cannabis industry. While some states in the United States have authorized the use and sale of cannabis in certain instances, it remains illegal under federal law and the approach to enforcement of U.S. federal laws against cannabis is subject to change. Because the Company engages in cannabis-related activities in the United States, it assumes certain risks due to conflicting state and federal laws. The federal law relating to cannabis could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized. For these reasons (among others), the Company's investments in the United States cannabis market may subject the Company to heightened scrutiny by state and federal regulators, and other governmental agencies and authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the issuer's ability to operate in the United States. Hence there are a number of risks associated with the business of the Company.